FORM 6–K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March    , 2003

Commission File Number 0-27322

Mountain Province Diamonds Inc.
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empire Towers I 3633 E. Inland Empire Blvd., Suite 465 Ontario, CA 91764 Phone: (909) 466–1411 Fax: 909) 466–1409 http://www.mountainprovince.com e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

March 11, 2003	OTCBB: MPVI TSX: MPV

MOUNTAIN PROVINCE DIAMONDS INC. PROVIDES AN
EXPLORATION UPDATE

Encouragingly thick kimberlite intersections encountered
near the kelvin kimberlite body

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) that exploration drilling of five holes at and near the Kelvin kimberlite body has been completed. Four of the five holes intersected kimberlite with the largest intersection being 25 m horizontally projected. This body now appears to extend not just in the north-south direction but also in the east-west direction. Kimberlite intersections as far as 370 m south of Kelvin are encouragingly thick. The Kelvin kimberlite body is located in the joint-venture’s AK leased claims situated in the Northwest Territories of Canada. It is approximately nine km northeast of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

Separately, the revenue per tonne modeling for the 5034 and Hearne pipes by De Beers is nearly finished and results are expected before the end of the month.

The Kelvin kimberlite body was discovered in the spring of 2000. It is located approximately nine km northeast of the Kennady Lake and three km south-southwest of the Faraday kimberlite body, which was discovered in 1999. One drill hole in the north-south direction in the Kelvin pipe intersected 40 meters of kimberlite horizontally projected, while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A 2.3 meter thick kimberlite dyke (called Hobbes) was intersected previously at a depth of 31 meters approximately 300 meters south-southwest of the Kelvin pipe under the same narrow lake. It is suspected that this Hobbes intersection and the Kelvin body could be connected with a kimberlite bearing structure that pinches and swells. Micro diamond results from the drill holes drilled into Kelvin in 2000 were reported in the December 18, 2002 news release and indicate that the micro diamond counts for the Kelvin body are very similar to those for the 5034 and Hearne pipes. Those latter pipes have average grades of 1.64 and 1.71 carats per tonne, respectively.

A ground gravity survey conducted in the current winter program covered the Kelvin body and as far as a few hundred meters south of Hobbes, and identified several drill targets. A hole drilled 50 m to the west of the original 2000 drill hole into Kelvin intersected a total of 25 m of kimberlite horizontally projected in two closely spaced intervals, while a hole drilled 60 m to the east intersected 2.01 m of kimberlite horizontally projected. The Kelvin body now appears to extend not just in the north-south direction, but also in the east-west direction.

A hole drilled 120 m south of Kelvin along the suspected structure between Kelvin and Hobbes intersected 7.4 m of kimberlite horizontally projected, while a hole drilled 70 m south of Hobbes intersected two kimberlite intersections of 2.4 m and 3.0 m horizontally projected, respectively.

The recovered kimberlite will be sent for petrographic analysis and micro diamond recovery. Once those results are available, additional work, as appropriate, will be planned.

The Company is very pleased with the results and encouraged by the thicknesses of the kimberlite intersections considering the system is likely a dyke structure.

A similar ground gravity survey over and south of the Faraday kimberlite body is nearly complete and it is anticipated that a few holes will be drilled there.

Separately, the revenue per tonne modeling for the 5034 and Hearne pipes by De Beers is progressing and is nearly finished. The additional data obtained from the 2001 and 2002 bulk samples has added some complexity to the geological model of the 5034 pipe. There appears to have been several different kimberlite intrusions during the emplacement of the pipe and different size frequency distributions for the diamonds might be needed to properly model the different lobes and possibly different zones in one of the lobes of the pipe. The results are expected before the end of March and the updated desk top study is still expected to be presented to the Company by De Beers in early April.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

“Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail: MtnProvInvRel@worldnet.att.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date March 11, 2003	By:	/S/ “Pradeep Varshney”
(Print) Name: Pradeep Varshney
Title: Chief Financial Officer